UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Registered Direct Offering

On September 27, 2026, Trident Digital Tech Holdings Ltd (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell, and the Investors agreed to purchase, in a registered direct offering (the “Offering”), an aggregate of 30,000,000 Class B ordinary shares, par value US$0.0024 per share (the “Class B Ordinary Shares”), at an offering price of US$0.50 per share.

The Class B Ordinary Shares were offered pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-298224), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2026, including the prospectus forming a part thereof, as supplemented by a prospectus supplement dated September 27, 2026 relating to the Offering.

On September 29, 2026, the Company completed the closing of the Offering in accordance with the terms and conditions set forth in the Securities Purchase Agreement. Upon the closing, the Company issued and sold an aggregate of 30,000,000 Class B Ordinary Shares and received aggregate gross proceeds of US$15,000,000 before deducting offering expenses. The Investors paid their respective purchase prices in USD Coin (“USDC”), Tether (“USDT”), or a combination thereof.

The Company intends to hold such USDT and/or USDC and may convert all or a portion thereof into U.S. dollars or other fiat currency for its digital asset reserve, working capital and/or general corporate purposes.

No underwriter or placement agent was involved in the Offering, and no commissions or underwriting discounts were paid in connection with the Offering.

The Securities Purchase Agreement contain customary representations and warranties, covenants, closing conditions and termination rights.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Securities Purchase Agreement filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Immediately after the closing of the Offering, the Company had a total of 58,854,494 Class B ordinary shares and 208,333 Class A ordinary shares issued and outstanding.

Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to the Company, delivered an opinion regarding the validity of the Class B Ordinary Shares issued and sold in the Offering, a copy of which is filed as Exhibit 5.1 to this Report on Form 6-K.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-298224), as amended, and (ii) the registration statements on Form S-8 of the Company (File Numbers 333-293439, 333-284116, and 333-292667), as amended, and into the prospectuses outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit Number	Exhibit Title
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Form of Securities Purchase Agreement by and between Trident Digital Tech Holdings Ltd and the Investors
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: September 30, 2026

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